Report of Independent Registered Public
Accounting Firm
The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940, that Dreyfus High Yield Strategies
Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment
Company Act of 1940 as of March 31, 2017, with respect to securities reflected in the investment accounts of the Fund. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the
standards of the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed
as of March 31, 2017, and with respect to agreement of
security purchases and sales, for the period from February
28, 2017 (the date of the Fund's last examination) through
March 31, 2017:
1.	Obtained The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all securities held by sub custodians and in book entry form and verified that reconciling items were cleared in a timely manner;
2.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for
transfer with brokers or pledgees, if any;
3.	Reconciliation of the Fund's securities to the books and
records of the Fund and the Custodian;
4.	Confirmation of all repurchase agreements, if any, with
broker(s)/bank(s) and/or agreement of corresponding
subsequent cash receipts to bank statements and agreement
of underlying collateral with the Custodian records;
5.	Agreement of pending purchase and sale activity for the
Fund as of March 31, 2017, if any, to documentation of corresponding subsequent bank statements;
6.	Agreement of five security purchases and five security
sales or maturities, or all purchases, sales or maturities, if fewer than five occurred since our last report, from the books and records of the Fund to corresponding bank
statements;
7.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control
Report ("SOC 1 Report") for the period April 1, 2016 to
March 31, 2017 and noted no relevant findings were
reported in the areas of Asset Custody and Control;
We believe that our examination provides a reasonable
basis for our opinion. Our examination does not provide a
legal determination on the Fund's compliance with
specified requirements.
In our opinion, management's assertion that the Fund
complied with the requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company Act of 1940 as of
March 31, 2017, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of Dreyfus High
Yield Strategies Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
      /s/ KPMG LLP
New York, New York
March 8, 2018





March 8, 2018

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of
1940

We, as members of management of Dreyfus High Yield
Strategies Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies" of the Investment
Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2017 and from February 28, 2017 (the date of the
Fund's last examination) through March 31, 2017.

Based on the evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2017, and from February 28, 2017 through
March 31, 2017, with respect to securities reflected in the investment accounts of the Fund.

Dreyfus High Yield Strategies Fund


Jim Windels
Treasurer

2